Exhibit 99.2

NUTRIEN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2019

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of November 4, 2019. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we,” “us,” “our,” “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries as a group. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2018 Annual Report dated February 20, 2019, which includes our consolidated financial statements and management’s discussion and analysis and our Annual Information Form, each for the year ended December 31, 2018, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (“SEC”).

This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2019 (“interim financial statements”) prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise stated. It contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” section and the “Forward-Looking Statements” section respectively. For the definitions of financial and non-financial terms used in this MD&A, as well as a list of abbreviated company names and sources, see the “Terms”, “Abbreviated Company Names and Sources” and “Terms and Measures” sections of our 2018 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, n/m indicates information that is not meaningful and all financial data are stated in millions of US dollars unless otherwise noted.

Market Outlook

Agriculture and Retail

•

US corn and soybean prices have increased by approximately 10 percent from summertime lows, as the shortened growing season is expected to lead to lower yields and harvested acreage, particularly after parts of the Northern Corn Belt received frost in mid-October.

We believe this will tighten crop inventories and result in approximately 12 million, or about 7 percent, more US corn and soybean acres to be planted in 2020, which is expected to support crop input demand. While there is strong underlying demand for a heavy crop input application season this fall, there is significant risk of a shortened application window created by the late harvest in both the US and Canada.

•

South American corn and soybean prices have increased by approximately 20 percent since July 2019 and growers in Brazil are expected to increase soybean and safrinha corn planting by a combined four to five million acres, or 3 to 4 percent, over last year’s level. We expect this growth to translate into a meaningful increase in crop input demand.

•

Weak palm oil prices had a significant impact on potash demand in South East Asia this quarter. However, prices have recently improved, partly due to new biofuel policy developments in Indonesia and Malaysia.

•	Australia continues to experience drought conditions which could limit crop production and input use over the coming year.

Crop Nutrient Markets

•

Global potash prices declined during the third quarter of 2019 as customers in key offshore markets drew from inventories built by strong first-half 2019 shipments, delaying new annual contracts in China and India. Global producers announced curtailments to rebalance supply over the near term.

We anticipate potash demand to remain subdued through the fourth quarter of 2019 as customers continue to draw down inventory. We are lowering our 2019 projection of global potash deliveries to 64 to 65 million tonnes (previously 65-67 million tonnes). We are also further lowering our potash sales volume guidance to 11.6 to 12.0 million tonnes, which represents an incremental 300,000 tonnes impact to the 700,000 tonne downward revision announced on September 11, 2019 (potash sales volume guidance provided on July 29, 2019 was 12.6 to 13.0 million tonnes).

We expect global potash deliveries to rebound to 67 to 69 million tonnes in 2020 as offshore inventories are depleted, Western Hemisphere planted acreage increases significantly and affordability for growers remains attractive with improved prices for corn, soybeans and palm oil.

•

Global ammonia benchmark prices have increased from third quarter 2019 lows as a result of several unplanned production outages and improved demand, while US urea import prices have recently come under pressure. We expect strong seasonal nitrogen demand, supported by higher planted acreage in the US and Brazil, and strong demand in India due to favorable monsoon conditions and supportive government policies.

•

Dry phosphate fertilizer prices continue to be pressured by the combination of increased supply from Saudi Arabia and Morocco, strong exports from China and lower raw material prices. Liquid fertilizer and industrial phosphates prices continue to demonstrate more stability.

Financial Outlook and Guidance

Based on our nine-month results and market factors detailed above, we have lowered 2019 adjusted net earnings guidance to $2.30 to $2.55 per share (previously $2.70 to $3.00 per share) and adjusted EBITDA guidance to $4.0 to $4.3 billion (previously $4.35 to $4.70 billion). For additional adjustments to related guidance, please see the table below.

The related sensitivities can be found on page 62 of Nutrien’s 2018 Annual Report.

All guidance numbers, including those noted above are outlined in the table below.

2019 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$2.30	$2.55

Adjusted EBITDA (billions) [2]	$4.00	$4.30

Retail EBITDA (billions)	$1.20	$1.30

Potash EBITDA (billions)	$1.60	$1.70

Nitrogen EBITDA (billions)	$1.30	$1.35

Phosphate EBITDA (millions)	$175	$200

Potash sales tonnes (millions) [3]	11.6	12.0

Nitrogen sales tonnes (millions) [3]	10.6	10.8

Depreciation and amortization (billions)	$1.80	$1.90

Merger and related costs (millions)	$60	$70

Effective tax rate on continuing operations	23%	25%

Sustaining capital expenditures (billions)	$1.0	$1.1

1 See the “Forward-Looking Statements” section of this MD&A.

2 See the “Non-IFRS Financial Measures” section of this MD&A.

3 Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars)	2019	2018	% Change	2019	2018	% Change
Sales [1]	4,134	3,990	4	16,482	15,761	5
Freight, transportation and distribution	246	253	(3)	667	675	(1)
Cost of goods sold [1]	2,748	2,582	6	11,388	10,953	4
Gross margin	1,140	1,155	(1)	4,427	4,133	7
Expenses	812	2,514	(68)	2,628	4,265	(38)
Net earnings (loss) from continuing operations	141	(1,067)	n/m	1,040	(327)	n/m
Net earnings from discontinued operations	-	23	(100)	-	698	(100)
Net earnings (loss)	141	(1,044)	n/m	1,040	371	180
EBITDA [2]	785	(932)	n/m	3,162	1,062	198
Adjusted EBITDA [2]	785	839	(6)	3,347	3,012	11
Free Cash Flow [2]	329	422	(22)	2,019	1,572	28
1 Certain immaterial figures have been reclassified or grouped together for the three and nine months ended September 30, 2018.
2 See the “Non-IFRS Financial Measures” section.

Our third-quarter and first-nine months of 2019 net earnings from continuing operations increased compared to the same periods in 2018 due to a non-cash impairment of our New Brunswick potash facility in 2018, the continued benefit of Merger related synergies and operational improvements, higher potash net realized prices, and strong performance by Retail in the third quarter of 2019 where a compressed US growing season supported demand for higher margin products and services. Net earnings from continuing operations in the 2019 periods were negatively impacted by lower sales of produced crop nutrients caused by a temporary slow down of global demand and the timing of the US application season.

Our net earnings from discontinued operations in 2018 was related to the required divestiture of certain equity investments in connection with the Merger.

Segment Results

In the first quarter of 2019, our Executive Leadership Team reassessed our product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment as reported in 2018. Effective January 1, 2019, we have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Comparative amounts presented on a segmented basis have been restated accordingly. We also renamed our “Others” segment to “Corporate and Others”.

Detailed descriptions of our operating segments can be found in our 2018 Annual Report in the “Operating Segment Performance & Outlook” section.

Our discussion of segment results set out on the following pages is a comparison of the results for the three and nine months ended September 30, 2019 to the results for the three and nine months ended September 30, 2018, unless otherwise noted. See Appendix A for a summary of our results for the nine months ended September 30, 2019 by operating segment.

Retail

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30
	Dollars			Gross Margin			Gross Margin (%)
	2019	2018	% Change	2019	2018	% Change	2019	2018
Sales
Crop nutrients [1]	769	650	18	175	142	23	23	22
Crop protection products	1,318	1,086	21	303	236	28	23	22
Seed	60	60	-	17	14	21	28	23
Merchandise [2]	135	161	(16)	22	27	(19)	16	17
Services and other	217	174	25	138	114	21	64	66
	2,499	2,131	17	655	533	23	26	25
Cost of goods sold [2]	1,844	1,598	15
Gross margin	655	533	23
Expenses [3]	617	539	14
Earnings (loss) before finance costs and taxes (“EBIT”)	38	(6)	n/m
Depreciation and amortization	152	122	25
EBITDA	190	116	64

  1 Includes intersegment sales. See Note 2 to the interim financial statements.

  2 Certain immaterial figures have been reclassified or grouped together for the three months ended September 30, 2018.

  3 Includes selling expenses of $601 million (2018 – $552 million).

•

EBITDA was higher in the third quarter of 2019 as a higher proportion of crop nutrients and crop protection products applications were made in the US during the quarter due to the impact of a wet spring. EBITDA increased in the first nine months of 2019 as sales, service and supply chain strength helped to grow share in key markets. Gross margin percentage increased in the third quarter due to a favorable sales mix of product, and gross margin percentage for the first nine months of 2019 is now in-line with 2018 levels. Expenses as a proportion of sales in the third quarter and first nine months of 2019 were similar to the same periods in 2018.

•

Crop nutrients sales increased in the third quarter and first nine months of 2019 due to higher sales volumes and selling prices. Gross margin percentage also increased in the periods due to strategic purchasing and an increased mix of higher margin specialty and proprietary products.

•

Crop protection products sales in the third quarter and first nine months of 2019 increased as US farmers made more in-season applications due to the excessive moisture experienced earlier in the year. Gross margin percentage increased in the third quarter and was stable in the first nine months of 2019 due to favorable sales product mix and strategic purchasing. This offset the impact of higher competition in an abbreviated pre-emergence season and higher costs of raw materials sourced from China.

•

Seed sales in the third quarter were comparable to the same period last year as higher sales in North America more than offset lower Australian sales, which was caused by prolonged drought conditions. Seed sales in the first nine months of 2019 increased as a result of a greater proportion of sales from higher value corn and cotton seed, which more than offset the impact of lower planted acreage in the US. Gross margin percentage was higher in the third quarter and flat in the first nine months of 2019 due to the timing of vendor programs, which offset replanting discounts earlier in 2019.

•

Services and other sales were higher in the third quarter and first nine months of 2019 due mostly to increased US applications and services resulting from a condensed growing season, as well as the timing of Australian livestock commissions. Gross margin percentage decreased in the quarter compared to the previous year due to the lower margin livestock commissions, while gross margin percentage for the first nine months of 2019 increased significantly due to a greater proportion of higher margin North American sales.

Potash

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30
	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change

Manufactured product [1]

Net sales

North America	330	358	(8)	1,438	1,678	(14)	229	213	8

Offshore	379	458	(17)	1,823	2,180	(16)	208	210	(1)

	709	816	(13)	3,261	3,858	(15)	218	212	3

Cost of goods sold	303	358	(15)				94	93	1

Gross margin - manufactured	406	458	(11)				124	119	4

Gross margin - other [2]	-	1	(100)	Depreciation and amortization			34	33	3

Gross margin - total	406	459	(12)

Impairment of assets	-	1,809	(100)	Gross margin excluding depreciation

Expenses [3]	86	89	(3)	and amortization - manufactured [4]			158	152	4

EBIT	320	(1,439)	n/m	Potash cash cost of product

Depreciation and amortization	110	128	(14)	manufactured [4]			62	56	11

EBITDA	430	(1,311)	n/m
Adjusted EBITDA [4]	430	498	(14)

1 Includes intersegment sales. See Note 2 to the interim financial statements.

2 Includes other potash and purchased products and is comprised of net sales of $Nil (2018 – $1 million) less cost of goods sold of $Nil (2018 – $Nil).

3 Includes provincial mining and other taxes of $83 million (2018 – $78 million).

4 See the “Non-IFRS Financial Measures” section.

•

EBITDA was higher in the third quarter and first nine months of 2019 due to a non-cash impairment of our New Brunswick potash facility in the same periods of 2018. Adjusted EBITDA decreased in the third quarter of 2019 due mostly to lower sales volumes. Adjusted EBITDA in the first nine months of 2019 was higher than the same period last year as higher net realized selling prices more than offset lower sales volumes and previously announced changes to the Saskatchewan government tax structure.

•

Sales volumes in North America were the second highest of any third quarter, down only from the third quarter record of 2018. North American sales volumes in the first nine months of 2019 were lower due to a wet US spring which postponed some applications. Offshore sales volumes were lower in the third quarter of 2019 as customers in key markets drew upon inventory levels, however, offshore sales volumes for the first nine months of 2019 were the highest on record due to strong demand in the first half of 2019.

•

Net realized selling price increased in the third quarter of 2019 due to higher prices in the North American market. Offshore net realized selling prices in the third quarter were lower than the previous period reflecting pressure from the slowdown in offshore demand and adjustments to Nutrien’s provisional selling price to Canpotex. North American and Offshore net realized selling prices were higher during the first nine months of 2019, similar to increases in major global benchmark prices.

•

Cost of goods sold per tonne was largely unchanged in the third quarter and first nine months of 2019 as higher royalties and higher costs resulting from the timing of mine maintenance were offset by favorable foreign exchange rate changes. Potash cash cost of product manufactured increased in the periods mostly due to the timing of mine maintenance and lower production volumes.

Canpotex Sales by Market

(percentage of sales volumes, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2019	2018	% Change	2019	2018	% Change
Latin America	44	40	10	31	33	(6)
Other Asian markets [1]	21	37	(43)	27	32	(16)
China	16	7	129	23	18	28
India	12	11	9	11	9	22
Other markets	7	5	40	8	8	-
	100	100		100	100
1 All Asian markets except China and India.

Nitrogen

	Three Months Ended September 30
(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 ¹	% Change	2019	2018 ¹	% Change	2019	2018 ¹	% Change
Manufactured product [2]
Net sales
Ammonia	144	190	(24)	715	750	(5)	203	253	(20)
Urea	221	198	12	726	691	5	304	286	6
Solutions, nitrates and sulfates	168	182	(8)	1,081	1,122	(4)	155	163	(5)
	533	570	(6)	2,522	2,563	(2)	211	222	(5)
Cost of goods sold	416	419	(1)				165	164	1
Gross margin - manufactured	117	151	(23)				46	58	(21)
Gross margin - other [3]	16	13	23	Depreciation and amortization			50	45	11
Gross margin - total	133	164	(19)	Gross margin excluding depreciation
Expenses	13	9	44	and amortization - manufactured [4]			96	103	(7)
EBIT	120	155	(23)	Ammonia controllable cash cost of
Depreciation and amortization	127	115	10	product manufactured [4]			45	44	2
EBITDA	247	270	(9)

1 Restated for the reclassification of sulfate from the Phosphate segment. See Note 2 to the interim financial statements.

2 Includes intersegment sales. See Note 2 to the interim financial statements.

3 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $69 million (2018 – $69 million) less cost of goods sold of $53 million (2018 – $56 million).

4 See the “Non-IFRS Financial Measures” section.

•

EBITDA decreased in the third quarter of 2019 due primarily to lower net realized selling prices. EBITDA in the first nine months of 2019 increased as a result of higher net realized selling prices and higher earnings from equity-accounted investees.

•

Sales volumes were down slightly in the third quarter due to a delay in the start to the fall season across most of North America, resulting from the late maturity of the crop. Sales volumes in the first nine months of 2019 decreased compared to the same period in 2018 due to the extremely wet weather this spring across the US and the late start to the fall season.

•

Net realized selling price of nitrogen decreased in the third quarter of 2019 following most global benchmarks, particularly for international trade ammonia. The net realized selling price of nitrogen in the first nine months of 2019 was up compared to the same period in 2018 as our distribution network and product positioning allowed us to benefit from higher US inland premiums when supply was impacted by elevated water levels on many of the US river systems.

•

Cost of goods sold per tonne of nitrogen was similar for the third quarter and up slightly for the first nine months of 2019 compared to the same periods in 2018 as lower gas costs were offset by a lower proportion of sales from our lower-cost facilities, increased maintenance spend and slightly lower volumes. Ammonia controllable cash cost of product manufactured per tonne was mostly unchanged for the third quarter and first nine months of 2019.

Natural Gas Prices

	Three Months Ended September 30			Nine Months Ended September 30

(US dollars per MMBtu, except as otherwise noted)	2019	2018	% Change	2019	2018	% Change

Overall gas cost excluding realized derivative impact	2.06	2.40	(14)	2.47	2.45	1

Realized derivative impact	0.22	0.34	(35)	0.14	0.33	(58)
Overall gas cost	2.28	2.74	(17)	2.61	2.78	(6)

Average NYMEX	2.23	2.90	(23)	2.67	2.90	(8)

Average AECO	0.78	1.03	(24)	1.05	1.10	(5)

•	Gas costs were lower compared to the third quarter and first nine months of 2018 due to lower benchmark and contract gas prices.

Phosphate

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30
	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 ¹	% Change	2019	2018 ¹	% Change	2019	2018 ¹	% Change

Manufactured product [2]

Net sales

Fertilizer	164	267	(39)	492	650	(24)	335	411	(18)

Industrial and feed	106	114	(7)	192	228	(16)	549	498	10

	270	381	(29)	684	878	(22)	396	434	(9)

Cost of goods sold	284	355	(20)				416	404	3

Gross margin - manufactured	(14)	26	n/m				(20)	30	n/m

Gross margin - other [3]	(1)	1	n/m	Depreciation and amortization			85	59	44

Gross margin - total	(15)	27	n/m	Gross margin excluding depreciation					-

Expenses	9	4	125	and amortization - manufactured [4]			65	89	(27)

EBIT	(24)	23	n/m
Depreciation and amortization	58	52	12
EBITDA	34	75	(55)

1 Restated for the reclassification of sulfate to the Nitrogen segment. See Note 2 to the interim financial statements.

2 Includes intersegment sales. See Note 2 to the interim financial statements.

3 Includes other phosphate and purchased products and is comprised of net sales of $44 million (2018 - $29 million) less cost of goods sold of $45 million (2018 - $28 million).

4 See the “Non-IFRS Financial Measures” section.

•

EBITDA decreased in the third quarter and first nine months of 2019 due to lower net realized selling prices, lower sales volumes and higher non-cash asset retirement obligation and inventory adjustments.

•

Sales volumes decreased in the third quarter and first nine months of 2019 due to the conversion of the Redwater facility to ammonium sulfate and delayed demand caused by a late spring planting season in most of North America.

•	Net realized selling price decreased in the third quarter and first nine months of 2019 as higher prices for industrial products were more than offset by lower dry fertilizer prices.

•

Cost of goods sold per tonne increased in the third quarter and first nine months of 2019 compared to the same periods in 2018 mostly due to higher non-cash asset retirement obligation and inventory adjustments and lower sales volumes that more than offset lower raw material costs.

Expenses and Income Below Gross Margin

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2019	2018	% Change	2019	2018	% Change

Selling expenses [1]	607	560	8	1,835	1,758	4

General and administrative expenses [2]	97	112	(13)	287	312	(8)

Provincial mining and other taxes [3]	92	79	16	253	192	32

Share-based compensation (recovery) expense [4]	(21)	51	n/m	95	149	(36)

Impairment of assets [3]	-	1,809	(100)	33	1,809	(98)

Other expenses (income)	37	(97)	n/m	125	45	178

Finance costs	147	142	4	413	394	5

Income tax expense (recovery)	40	(434)	n/m	346	(199)	n/m

Actual effective tax rate on earnings (loss) from continuing operations (%)	22	29	(24)	25	38	(34)

Actual effective tax rate including discrete items (%)	22	29	(24)	25	38	(34)

Other comprehensive (loss) income	(75)	1	n/m	(57)	(174)	(67)

1 Expenses are primarily in the Retail segment. See the “Segment Results” section for analysis.

2 Includes expenses in the Corporate and Others segment of $65 million for the three months ended September 30, 2019 (2018 - $75 million) and $191 million for the nine months ended September 30, 2019 (2018 - $208 million).

3 Expenses are primarily in the Potash segment. See the “Segment Results” section for analysis.

4 Expenses are reported in the Corporate and Others segment.

•

Share-based compensation (recovery) expense was a recovery in the third quarter of 2019 as our share price decreased, compared to an increase in share price in the comparative period which resulted in an expense. For the first nine months of 2019, the expense was lower due to lower share price appreciation than in the comparative period.

•

Other expenses (income) were higher than the comparative quarter and in the first nine month of 2019 primarily due to a curtailment gain on certain of our defined benefit plans (“Curtailment Gain”) in the comparative periods partially offset by lower Merger and related costs in the current periods.

•

Income tax expense (recovery) - The decrease in the effective tax rates on earnings from continuing operations for the third quarter and first nine months of 2019 compared to the same periods last year is a result of a change in proportionate earnings (loss) between jurisdictions. In 2018, an impairment of Canadian assets contributed to higher effective tax rates.

•

Other comprehensive (loss) income was a loss in the third quarter of 2019 compared to income in the comparative quarter primarily due to the higher net loss on translation of our Retail operations in Canada and Australia as well as a decrease in the fair value of our investment in Sinofert Holdings Limited (“Sinofert”).

Other comprehensive loss was lower in the first nine months of 2019 than in the comparative period due primarily to the lower net loss on translation of our Retail operations in Canada, Argentina and Australia as well as a lower unrealized loss in our investment in Sinofert in 2019. The 2018 losses were partially offset by an actuarial gain on our defined benefit plans.

Financial Condition Review

The following balance sheet categories contained variances that were considered significant:

	As at
(millions of US dollars, except as otherwise noted)	September 30, 2019	December 31, 2018	$ Change	% Change
Assets
Cash and cash equivalents	568	2,314	(1,746)	(75)
Receivables	4,843	3,342	1,501	45
Inventories	3,873	4,917	(1,044)	(21)
Prepaid expenses and other current assets	440	1,089	(649)	(60)
Property, plant and equipment	20,045	18,796	1,249	7
Goodwill	11,983	11,431	552	5
Liabilities and Equity
Short-term debt	2,287	629	1,658	264
Current portion of long-term debt	501	995	(494)	(50)
Current portion of lease liabilities	219	8	211	n/m
Payables and accrued charges	4,615	6,703	(2,088)	(31)
Long-term debt	8,555	7,579	976	13
Lease liabilities	793	12	781	n/m
Deferred income tax liabilities	3,137	2,907	230	8
Share capital	15,769	16,740	(971)	(6)
Retained earnings	7,399	7,745	(346)	(4)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•

Receivables increased due to a shift in Retail sales to the third quarter of 2019 as a result of unfavorable weather conditions in the second quarter of 2019. Receivables also increased due to the acquisition of Ruralco Holdings Limited (“Ruralco”) which was completed on September 30, 2019.

•	Inventories decreased due to a drawdown from increased seasonal Retail sales activity.

•

Prepaid expenses and other current assets decreased due to the drawdown of prepaid inventory where Retail typically prepays for product at year-end and takes possession of inventory throughout the year.

•

Property, plant and equipment increased primarily due to the addition of “right-of-use” assets from the adoption of the lease standard as discussed in the “Other Financial Information” section. Property, plant and equipment also increased due to recent Retail business acquisitions that were closed in the first nine months of 2019.

•	Goodwill increased as a result of additional goodwill from the recent Retail acquisitions, primarily from Ruralco and Actagro, LLC (“Actagro”), that were closed in the first nine months of 2019.

•	Short-term debt increased primarily from commercial paper issuances as part of our seasonal working capital management.

•

Payables and accrued charges decreased primarily due to lower customer prepayments as Retail customers took delivery of prepaid sales. The decrease was partially offset by an increase in payables and accrued charges from the Ruralco acquisition.

•

Long-term debt (including current portion) increased due to the addition of $1.5 billion in senior notes issued in April 2019 exceeding the repayment of $1 billion in notes that matured in the first nine months of 2019.

•

Lease liabilities (including current portion) increased due to the recognition of approximately $1 billion in lease liabilities from the adoption of the lease standard as discussed in the “Other Financial Information” section.

•	Deferred income tax liabilities increased primarily due to the deferred tax provision recorded on higher earnings from continuing operations.

•	Share capital decreased primarily due to share repurchases.

•	Retained earnings decreased primarily due to the impact of share repurchases and dividends declared exceeding net earnings.

Liquidity and Capital Resources

Sources and Uses of Liquidity

See the “Liquidity & Capital Resources” section of our 2018 Annual Report for information on our sources and uses of liquidity.

Key uses in the third quarter and/or nine months ended September 30, 2019 included:

•

Acquisition of Ruralco, an agriservices business in Australia with over 500 Retail operating locations. In addition, we acquired 54 other Retail locations globally, which included Actagro, Van Horn, Inc. and Security Seed and Chemical, Inc. in the US as well as completing the remainder of the Agrichem acquisition in Brazil. The cash consideration paid for all business acquisitions in the first nine months of 2019 was $837 million (net of cash acquired), including Ruralco for $330 million. See Note 11 to the interim financial statements.

•

Repurchase of 36,066,766 common shares for cancellation at a cost of $1,878 million with an average price per share of $52.07. This completed the purchases under the current normal course issuer bid. See Note 10 to the interim financial statements.

•	Maturity and repayment of $1 billion of long-term debt in the first nine months of 2019. See Note 9 to the interim financial statements.
•	Payment of $244 million and $764 million in dividends to shareholders for the three and nine months ended September 30, 2019, respectively.

We increased our expected quarterly dividend from $0.43 per share to $0.45 per share commencing for dividends declared in the third quarter of 2019 and until otherwise determined by the Board.

Key sources in the third quarter and/or nine months ended September 30, 2019 included:

•	On April 1, 2019, we issued $1.5 billion in senior notes. See Note 9 to the interim financial statements.
•	Commercial paper outstanding increased by $612 million and $1,588 million for the three and nine months ended September 30, 2019, respectively.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2019	2018	% Change	2019	2018	% Change

Cash provided by (used in) operating activities	589	(177)	n/m	1,246	84	n/m

Cash (used in) provided by investing activities	(904)	(479)	89	(2,133)	903	n/m

Cash provided by (used in) financing activities	272	615	(56)	(837)	821	n/m

Effect of exchange rate changes on cash and cash equivalents	(5)	(13)	(62)	(22)	(22)	-

(Decrease) increase in cash and cash equivalents	(48)	(54)	(11)	(1,746)	1,786	n/m

Cash and cash equivalents decreased by $48 million this quarter compared to a decrease of $54 million in the comparative quarter, due to:

•

An approximately $400 million increase in cash used for acquisitions and capital expenditures compared to the same period in 2018 primarily from the recent Ruralco acquisition and capital expenditures related to our digital Retail projects, the Potash Full Potential Program, which launched in September 2018, and our ammonium sulfate product expansion at Redwater.

•	Cash payments to shareholders in the form of share repurchases of $459 million in the third quarter of 2018 with no comparatives in the same period in 2019.
•

A decrease in our short-term debt net borrowings by $744 million compared to 2018. We used our short-term debt borrowings in 2018 for share repurchases and dividend payments, which were subsequently repaid using proceeds from the sale of our equity investments.

In addition, the following business activities had cash impacts:

•

Cash provided by operating activities significantly increased by $766 million. Despite a higher opening inventory balance due to unfavorable weather conditions since the end of 2018, we were able to sell through our inventories in the third quarter of 2019 that resulted in a positive impact to our cash flows.

•	The shift in Retail sales and collections to the third quarter of 2019 as a result of unfavorable weather conditions in the second quarter of 2019 also resulted in a positive impact to our cash flows.

Cash and cash equivalents decreased by $1.7 billion in the nine months ended September 30, 2019 compared to an increase of $1.8 billion in the nine months ended September 30, 2018 due to:

•	A decrease of approximately $2.3 billion in cash receipts related to discontinued operations and cash acquired as a result of the Merger compared to 2018.
•	Repayment of $1 billion in long-term debt in the first nine months of 2019.
•	Cash payments to shareholders in the form of share repurchases were approximately $1.9 billion, an increase of $267 million compared to 2018.
•	Approximately $700 million increase in acquisitions and capital expenditures compared to 2018.
•	Cash proceeds from the issuance of long-term debt of $1.5 billion in the first half of 2019 with no issuance in 2018.
•

A decrease in our short-term debt net borrowings by $1.7 billion compared to 2018. We used our short-term debt borrowings in 2018 for share repurchases and dividend payments, which were subsequently repaid using proceeds from the sale of our equity investments.

In addition, the following business activities had cash impacts:

•

Cash provided by operating activities significantly increased by $1.2 billion. Despite higher opening inventory balances due to unfavorable weather conditions since the end of 2018 and inventory purchases in anticipation of higher prices, we were able to sell through our inventories this year, which resulted in a positive impact to our cash flows. This was partially offset by higher accounts payable payments earlier in the year related to inventory purchases, which resulted in a negative impact on our cash flows.

•	Higher selling prices for Potash and Retail crop nutrients compared to 2018 also contributed to the increase.

Cash Requirements

For information about our contractual obligations and other commitments as at December 31, 2018 (excluding planned (but not legally committed) capital expenditures and potential share repurchases) see the “Liquidity & Capital Resources - Cash Requirements” section of our 2018 Annual Report. There were no significant changes to these contractual obligations and other commitments since December 31, 2018 aside from the changes to long-term debt discussed in the “Capital Structure and Management” section.

Capital Structure and Management

Principal Debt Instruments

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We are in compliance with our debt covenants and did not have any changes to our credit ratings in the nine months ended September 30, 2019. See the “Capital Structure & Management” section of our 2018 Annual Report for further information.

Short-term Debt

	As at September 30, 2019
(millions of US dollars)	Outstanding and Committed	Remaining Available	Credit Limit
Credit facilities [1]	2,287	3,553	5,840
Letter of credit facilities	139	155	294

1 The credit facilities consist of a $4,500 million unsecured North American revolving term credit facility, a $500 million North American uncommitted revolving demand facility and approximately $840 million of other credit facilities in Europe, Australia and South America. Included in the amount outstanding and committed is $1,979 million of commercial paper and $308 million of other short-term debt. We have a $4,500 million credit limit under our commercial paper program, which is limited to the availability of backup funds backstopped by the $4,500 million unsecured revolving term credit facility. Interest rates on outstanding commercial paper ranged from 2.3 to 2.4 percent.

In the third quarter of 2019, we added a total of $319 million in new credit facilities in Australia, of which $201 million was assumed from the Ruralco acquisition, and $112 million was outstanding at September 30, 2019.

In 2019, we terminated our $500 million accounts receivable securitization program.

Long-term Debt

Our long-term debt consists primarily of notes and lease liabilities. See the “Capital Structure & Management” section of our 2018 Annual Report for information on balances, rates and maturities for our notes. During the first nine months of 2019, $1 billion of our notes matured and were repaid and $1.5 billion in notes were issued. See Note 9 to the interim financial statements.

On January 1, 2019, we adopted IFRS 16 and recognized $1,059 million in lease liabilities with a weighted-average interest rate of 3.5 percent. As of September 30, 2019, we had total lease liabilities outstanding (including current portion) of $1,012 million. There were no changes to our debt covenants as a result of adoption of this standard.

Outstanding Share Data

As at October 31, 2019
Common shares	572,900,196
Options to purchase common shares	9,252,416

For more information on our capital structure and management, see Note 25 to our 2018 financial statements.

For more information on our short-term debt and long-term debt, see Note 22 and Note 23 to our 2018 financial statements, supplemented by the discussion under “Principal Debt Instruments” and Note 8 and Note 9 to the interim financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Nutrien							PotashCorp [1]
	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017
Sales [2]	4,134	8,657	3,691	3,725	3,990	8,105	3,666	1,081
Net earnings (loss) from continuing operations	141	858	41	296	(1,067)	741	(1)	(120)
Net earnings from discontinued operations	-	-	-	2,906	23	675	-	44
Net earnings (loss)	141	858	41	3,202	(1,044)	1,416	(1)	(76)
EBITDA [3]	785	1,781	596	944	(932)	1,507	487	(43)
Earnings (loss) per share (“EPS”) from continuing operations
Basic	0.25	1.48	0.07	0.48	(1.74)	1.18	-	(0.14)
Diluted	0.24	1.47	0.07	0.48	(1.74)	1.17	-	(0.14)
EPS
Basic	0.25	1.48	0.07	5.23	(1.70)	2.25	-	(0.09)
Diluted	0.24	1.47	0.07	5.22	(1.70)	2.24	-	(0.09)

1 Comparative figures prior to the Merger are for PotashCorp, the accounting acquirer.

2 Certain immaterial figures have been reclassified for Q1, Q2, Q3 and Q4 of 2018.

3 See the “Non-IFRS Financial Measures” section.

The agricultural products business is seasonal. Crop input sales are primarily concentrated in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, our customer prepayments are concentrated in December and January and our inventory prepayments are concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Beginning on January 1, 2018, earnings were impacted by the operations of Agrium acquired in the Merger. In the second quarter and fourth quarter of 2018, earnings were impacted by $0.6 billion and $2.9 billion, respectively, in after-tax gains on the sales of our investments in Sociedad Quimica y Minera de Chile S.A. and Arab Potash Company, which were categorized as discontinued operations. In the third quarter of 2018, earnings were impacted by a $1.8 billion non-cash impairment to property, plant and equipment in the Potash segment. In the fourth quarter of 2017, earnings were impacted by a $276 million non-cash impairment to property, plant and equipment in the Phosphate segment.

Other Financial Information

	2018 Annual Report Page Reference(s)	Changes during the three and nine months ended September 30, 2019
Off-Balance Sheet Arrangements	71

Operating leases were a significant off-balance sheet arrangement in 2018. Effective January 1, 2019 the adoption of IFRS 16 resulted in recognition of approximately $1 billion of these operating leases on the balance sheet.

Related Party Transactions	146-147	See Note 13 to the interim financial statements. There were no significant changes from our 2018 Annual Report.
Market Risks Associated with Financial Instruments	119	See Note 7 to the interim financial statements. There were no significant changes from our 2018 Annual Report.
Critical Accounting Estimates	71	There were no changes to our assessment of critical accounting estimates from those disclosed in our 2018 Annual Report.
Recent Accounting Changes	71 and 153

The adoption of IFRS 16 was a significant accounting change as it brought approximately $1 billion of “right-of-use assets” and lease obligations on to the balance sheet and increased EBITDA approximately $70 million in the third quarter of 2019 and $200 million in the first nine months of 2019, due to replacing operating lease expenses with depreciation and amortization and finance costs, largely in the Retail and Nitrogen operating segments.

Controls and Procedures

There has been no change in our internal controls over financial reporting during the three months ended September 30, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within “Management’s Discussion and Analysis” constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s updated 2019 annual guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (both consolidated and by segment); capital spending expectations for 2019; expectations regarding performance of our operating segments in 2019; our market outlook for 2019 and 2020, including Agriculture and Retail and Crop Nutrient Markets and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith); and acquisitions and divestitures (including expected timing of closing thereof), and the expected synergies associated with various acquisitions, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Nutrien believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully complete, integrate and realize the anticipated benefits of its already completed and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2019, 2020 and in the future (including as outlined in the “Market Outlook” and “2019 Guidance” sections of our 2018 Annual Report); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; and the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs and trade restrictions), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA and EBITDA by segment guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Appendix A - Selected Additional Financial Data

Nine Months Ended September 30, 2019 Operating Segment Results

Retail

	Nine Months Ended September 30

(millions of US dollars, except as otherwise noted)	Dollars			Gross Margin			Gross Margin (%)
	2019	2018	% Change	2019	2018	% Change	2019	2018

Sales

Crop nutrients [1]	4,082	3,660	12	846	739	14	21	20

Crop protection products	4,348	4,218	3	892	885	1	21	21

Seed	1,613	1,584	2	276	277	-	17	17

Merchandise [2]	387	442	(12)	65	76	(14)	17	17

Services and other	620	599	4	425	396	7	69	66

	11,050	10,503	5	2,504	2,373	6	23	23

Cost of goods sold [2]	8,546	8,130	5
Gross margin	2,504	2,373	6
Expenses [3]	1,937	1,748	11
EBIT	567	625	(9)
Depreciation and amortization	433	367	18
EBITDA	1,000	992	1

1 Includes intersegment sales. See Note 2 to the interim financial statements.

2 Certain immaterial figures have been reclassified or grouped together for the nine months ended September 30, 2018.

3 Includes selling expenses of $1,816 million (2018 – $1,732 million).

Potash

	Nine Months Ended September 30

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change

Manufactured product [1]

Net sales

North America	832	830	-	3,389	3,962	(14)	245	209	17

Offshore	1,421	1,198	19	6,247	6,200	1	228	193	18

	2,253	2,028	11	9,636	10,162	(5)	234	200	17

Cost of goods sold	892	911	(2)				93	90	3

Gross margin - manufactured	1,361	1,117	22				141	110	28

Gross margin - other [2]	1	1	-	Depreciation and amortization			34	31	10

Gross margin - total	1,362	1,118	22

Impairment of assets	-	1,809	(100)	Gross margin excluding depreciation

Expenses [3]	242	218	11	and amortization - manufactured [4]			175	141	24

EBIT	1,120	(909)	n/m	Potash cash cost of product

Depreciation and amortization	324	312	4	manufactured [4]			60	58	3

EBITDA	1,444	(597)	n/m
Adjusted EBITDA [4]	1,444	1,212	19

1 Includes intersegment sales. See Note 2 to the interim financial statements.

2 Includes other potash and purchased products and is comprised of net sales of $1 million (2018 – $2 million) less cost of goods sold of $Nil (2018 – $1 million).

3 Includes provincial mining and other taxes of $237 million (2018 – $188 million).

4 See the “Non-IFRS Financial Measures” section.

Nitrogen

	Nine Months Ended September 30

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 ¹	% Change	2019	2018 ¹	% Change	2019	2018 ¹	% Change

Manufactured product [2]

Net sales

Ammonia	602	668	(10)	2,400	2,522	(5)	251	265	(5)

Urea	739	664	11	2,342	2,316	1	315	286	10

Solutions, nitrates and sulfates	540	549	(2)	3,166	3,249	(3)	170	169	1

	1,881	1,881	-	7,908	8,087	(2)	238	233	2

Cost of goods sold	1,345	1,338	1				170	165	3

Gross margin - manufactured	536	543	(1)				68	68	-

Gross margin - other [3]	57	53	8	Depreciation and amortization			50	41	22

Gross margin - total	593	596	(1)	Gross margin excluding depreciation

Expenses	7	36	(81)	and amortization - manufactured [4]			118	109	8

EBIT	586	560	5	Ammonia controllable cash cost of

Depreciation and amortization	394	334	18	product manufactured [4]			44	42	5

EBITDA	980	894	10

1 Restated for the reclassification of sulfate from the Phosphate segment. See the “Segment Results” section and Note 2 to the interim financial statements.

2 Includes intersegment sales. See Note 2 to the interim financial statements.

3 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $364 million (2018 – $339 million) less cost of goods sold of $307 million (2018 – $286 million).

4 See the “Non-IFRS Financial Measures” section.

Phosphate

	Nine Months Ended September 30

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 ¹	% Change	2019	2018 ¹	% Change	2019	2018 ¹	% Change

Manufactured product [2]

Net sales

Fertilizer	635	740	(14)	1,664	1,824	(9)	382	406	(6)

Industrial and feed	321	318	1	578	640	(10)	555	496	12

	956	1,058	(10)	2,242	2,464	(9)	426	429	(1)

Cost of goods sold	963	983	(2)				429	399	8

Gross margin - manufactured	(7)	75	n/m				(3)	30	n/m

Gross margin - other [3]	(4)	-	-	Depreciation and amortization			80	57	40

Gross margin - total	(11)	75	n/m	Gross margin excluding depreciation					-

Expenses	29	13	123	and amortization - manufactured [4]			77	87	(11)

EBIT	(40)	62	n/m
Depreciation and amortization	180	140	29
EBITDA	140	202	(31)

1 Restated for the reclassification of sulfate to the Nitrogen segment. See the “Segment Results” section and Note 2 to the interim financial statements.

2 Includes intersegment sales. See Note 2 to the interim financial statements.

3 Includes other phosphate and purchased products and is comprised of net sales of $125 million (2018 - $97 million) less cost of goods sold of $129 million (2018 - $97 million).

4 See the “Non-IFRS Financial Measures” section.

Selected Retail measures	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	31	24	24	23

Crop protection products	39	44	42	46

Seed	20	18	44	42

All Products	27	26	28	30

Crop nutrients sales volumes (tonnes - thousands)

North America	1,202	945	7,254	7,004

International	533	545	1,677	1,695

Total	1,735	1,490	8,931	8,699

Crop nutrients selling price per tonne

North America	467	459	471	432

International	389	396	395	372

Total	443	436	457	421

Crop nutrients gross margin per tonne

North America	114	109	103	93

International	70	71	57	52

Total	101	95	95	85

Financial performance measures			2019 Target	2019 Actuals

Retail EBITDA to sales (%) [1,2]			10	9

Retail adjusted average working capital to sales (%) [1,2]			20	25

Retail cash operating coverage ratio (%) [1,2]			60	62

Retail EBITDA per US selling location (thousands of US dollars) [1,2]				936

1 Rolling four quarters ended September 30, 2019.

2 See the “Non-IFRS Financial Measures” section.

Selected Nitrogen measures	Three Months Ended September 30		Nine Months Ended September 30

	2019	2018	2019	2018

Sales volumes (tonnes - thousands)

Fertilizer	1,304	1,301	4,204	4,349

Industrial and feed	1,218	1,262	3,704	3,738

Net sales (millions of US dollars)

Fertilizer	316	302	1,155	1,085

Industrial and feed	217	268	726	796

Net selling price per tonne

Fertilizer	243	232	275	249

Industrial and feed	178	212	196	213

Production measures	Three Months Ended September 30		Nine Months Ended September 30

	2019	2018	2019	2018

Potash production (Product tonnes - thousands)	2,977	3,143	9,761	9,803

Potash shutdown weeks [1]	11	8	27	32

Nitrogen production (Ammonia tonnes - thousands) [2]	1,529	1,551	4,763	4,825

Ammonia operating rate (%) [3]	85	94	90	93

Phosphate production (P2O5 tonnes - thousands) [4]	374	389	1,124	1,139

Phosphate P2O5 operating rate (%) [4]	87	91	88	89

1 Represents weeks of full production shutdown; excludes the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

2 All figures are provided on a gross production basis.

3 Excludes Trinidad and Joffre.

4 Excludes Redwater, comparative figures were restated to exclude Redwater.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are a numerical measure of a company’s performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to investors in order that they may evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, why management uses each measure and contains reconciliations to the most directly comparable IFRS measures.

EBITDA, Adjusted EBITDA and Potash Adjusted EBITDA

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations.

Definition: EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. For a reconciliation of the EBITDA amounts disclosed in the “Quarterly Results” section which are not provided below, please refer to the respective news releases for those periods. Adjusted EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization, Merger and related costs, share-based compensation, Curtailment Gain and impairment of assets.

Why we use the measure and why it is useful to investors: As valuation measurements they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of our day-to-day operations, and as a measure of our ability to service debt and to meet other payment obligations.

	Three Months Ended September 30		Nine Months Ended September 30

(millions of US dollars)	2019	2018	2019	2018
Net earnings (loss) from continuing operations	141	(1,067)	1,040	(327)
Finance costs	147	142	413	394
Income tax expense (recovery)	40	(434)	346	(199)
Depreciation and amortization	457	427	1,363	1,194
EBITDA	785	(932)	3,162	1,062
Merger and related costs	21	62	57	143
Share-based compensation	(21)	51	95	149
Curtailment Gain	-	(151)	-	(151)
Impairment of assets	-	1,809	33	1,809
Adjusted EBITDA	785	839	3,347	3,012

	Three Months Ended September 30		Nine Months Ended September 30

(millions of US dollars)	2019	2018	2019	2018
Potash EBITDA	430	(1,311)	1,444	(597)
Impairment of assets	-	1,809	-	1,809
Potash adjusted EBITDA	430	498	1,444	1,212

Adjusted EBITDA and Adjusted Net Earnings (and the Related Per Share Amounts) Guidance

This guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value which may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of Merger and related costs and share-based compensation.

Adjusted Net Earnings (and the Related Per Share Amounts)

Most directly comparable IFRS financial measure: Net earnings from continuing operations and net earnings per share.

Definition: Net earnings from continuing operations before Merger and related costs, share-based compensation and impairment of assets, net of tax.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended September 30, 2019			Nine Months Ended September 30, 2019
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings		141	0.24		1,040	1.77
Adjustments:
Merger and related costs	21	16	0.03	57	43	0.08
Share-based compensation	(21)	(16)	(0.03)	95	71	0.12
Impairment of assets	-	-	-	33	25	0.04
Adjusted net earnings		141	0.24		1,179	2.01

Free Cash Flow

Most directly comparable IFRS financial measure: Cash provided by operating activities.

Definition: Cash provided by operating activities less sustaining capital expenditures, cash provided by operating activities from discontinued operations and changes in non-cash operating working capital. Sustaining capital expenditures are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. It is also useful as an indicator of our ability to service debt, meet other payment obligations and make strategic investments. Free cash flow does not represent residual cash flow available for discretionary expenditures.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	2019	2018	2019	2018

Cash provided by (used in) operating activities	589	(177)	1,246	84

Cash provided by operating activities from discontinued operations	-	(30)	-	(156)

Sustaining capital expenditures	(256)	(305)	(667)	(738)

Changes in non-cash operating working capital	(4)	934	1,440	2,382
Free cash flow	329	422	2,019	1,572

Potash Cash Cost of Product Manufactured (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2019	2018	2019	2018

Total COGS - Potash	303	358	892	912

Change in inventory	(26)	(75)	(1)	(38)

Other adjustments	(4)	(19)	(16)	(9)

COPM	273	264	875	865

Depreciation and amortization included in COPM	(87)	(87)	(292)	(293)

Cash COPM	186	177	583	572

Production tonnes (tonnes - thousands)	2,977	3,143	9,761	9,803

Potash cash COPM per tonne	62	56	60	58

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2019	2018	2019	2018

Total COGS - Nitrogen	469	475	1,652	1,624

Depreciation and amortization in COGS	(109)	(115)	(340)	(334)

Cash COGS for products other than ammonia	(262)	(250)	(952)	(926)

Ammonia

Total cash COGS before other adjustments	98	110	360	364

Other adjustments [1]	(2)	(2)	(35)	(28)

Total cash COPM	96	108	325	336

Natural gas and steam costs	(62)	(73)	(221)	(231)

Controllable cash COPM	34	35	104	105

Production tonnes (net tonnes [2] - thousands)	755	795	2,343	2,477

Ammonia controllable cash COPM per tonne	45	44	44	42

1 Includes changes in inventory balances and other adjustments.

2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail EBITDA to Sales

Most directly comparable IFRS financial measure: Retail EBITDA divided by Retail sales.

Definition: Retail EBITDA divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A higher or lower percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended September 30, 2019
(millions of US dollars, except as otherwise noted)	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Total
EBITDA	214	(26)	836	190	1,214
Sales [1]	2,017	2,039	6,512	2,499	13,067
EBITDA to Sales (%)					9

1 Certain immaterial figures have been reclassified for Q4 2018.

Retail Adjusted Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail average working capital divided by Retail sales for the last four rolling quarters. Given the significance of our recent acquisition (Q3 2019 – Ruralco), and to appropriately reflect our operational efficiency, we revised our calculation to exclude working capital acquired in the quarter each acquisition was completed.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended September 30, 2019
(millions of US dollars, except as otherwise noted)	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Average/Total
Working capital	2,312	3,190	3,741	3,699
Working capital from recent acquisition	-	-	-	(75)
Adjusted working capital	2,312	3,190	3,741	3,624	3,217
Sales [1]	2,017	2,039	6,512	2,499	13,067
Adjusted average working capital to sales (%)					25

1 Certain immaterial figures have been reclassified for Q4 2018.

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail expenses below gross margin as a percentage of Retail gross margin.

Definition: Retail expenses below gross margin excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold for the last four rolling quarters. Starting in the second quarter of 2019, we no longer adjust for Merger-related adjustments to align with the 2019 target calculations.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended September 30, 2019
(millions of US dollars, except as otherwise noted)	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Total
Gross margin	662	409	1,440	655	3,166
Depreciation and amortization in cost of goods sold	2	2	1	2	7
Gross margin excluding depreciation and amortization	664	411	1,441	657	3,173
EBIT	(82)	162	(691)	(38)	(649)
Depreciation and amortization	(132)	(134)	(144)	(152)	(562)
Operating expenses excluding depreciation and amortization	450	439	606	467	1,962
Cash operating coverage ratio (%)					62

Retail EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US EBITDA.

Definition: Total Retail US EBITDA for the last four rolling quarters adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. Included are locations owned for more than 12 months.

	Rolling four quarters ended September 30, 2019

(millions of US dollars, except as otherwise noted)	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Total
US EBITDA	121	(58)	672	142	877
Adjustments for acquisitions					(22)
US EBITDA adjusted for acquisitions					855

Number of US selling locations adjusted for acquisitions					913
EBITDA per US selling location (thousands of US dollars)					936